UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 000-30377

(Check One):

☑ Form 10-K ☐  Form 20-F ☐  Form 11-K ☐  Form 10-Q

☐    Form 10-D ☐  Form N-SAR ☐  Form N-CSR

For Period Ended: December 31, 2013

☐  Transition Report on Form 10-K

☐  Transition Report on Form 20-F

☐  Transition Report on Form 11-K

☐  Transition Report on Form 10-Q

☐  Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Full Name of Registrant:

Providence Resources, Inc.

Former Name if Applicable:

N/A

Address of Principal Executive Office:

700 Lavaca Street, Suite 1400

Austin, Texas 78701

PART II – RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (Check box if appropriate)

☑     (a)    The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐

(b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 2-F, 11-F,

or From N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form

10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐     (c)    The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the

transition report or portion thereof, could not be filed within the prescribed time period.

Providence Resources, Inc. (the “Company”) cannot complete the Form 10-K within the prescribed time period as management is unable to complete a review of its consolidated financial statements by March

31, 2014. The delay cannot be cured without unreasonable effort or expense.

PART IV – OTHER INFORMATION

(1)   Name and telephone number of person to contact in regard to this notification

Nora Coccaro

598 94 74 82 67

(Name)

(Telephone Number)

(2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of

1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☐  Yes ☑  No

Form 10-Q for the period ended June 30, 2013

Form 10-Q for the period ended September 30, 2013

(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐  Yes  ☑No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.  N/A

Providence Resources, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2014

By: /s/ Nora Coccaro

Nora Coccaro, Chief Executive Officer

ATTENTION: Intentional misstatements or omissions of fact constitute

Federal criminal violations (see 18 U.S.C. 1001).